     As requested in the letter dated October 29, 2004 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Schedule TO-I filed on October 18, 2004 (the “Schedule TO”) by HCC Insurance Holdings, Inc. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HCC Insurance Holdings, Inc.

By:	/s/ Edward H. Ellis, Jr.

Name:	Edward H. Ellis, Jr.
Title:	Executive Vice President